                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                                    FORM 11-K

                     Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934

                   For the Fiscal Year Ended October 31, 2000

                   Commission File Numbers 1-1520 and 1-15147


             A.   Full title of the plan:

                   PROFIT SHARING RETIREMENT AND SAVINGS PLAN

                            FOR SALARIED EMPLOYEES OF

                                GENCORP INC. AND

                          CERTAIN SUBSIDIARY COMPANIES

                                    ("Plan")

             B. Names of issuers of the securities held pursuant to the plan and the addresses of their principal executive offices:


                                  GenCorp Inc.
                                 P.O. Box 537012
                            Sacramento, CA 95853-7012

                                       and

                              OMNOVA Solutions Inc.
                                 175 Ghent Road
                             Fairlawn, OH 44333-3300

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                          Audited Financial Statements

                                October 31, 2000

                                TABLE OF CONTENTS

 REPORT OF INDEPENDENT AUDITORS...................................................................................1

 AUDITED FINANCIAL STATEMENTS:
   Statements of Net Assets Available for Benefits................................................................2
   Statement of Changes in Net Assets Available for Benefits......................................................3
   Notes to Financial Statements..................................................................................4

 SIGNATURE.......................................................................................................13

 CONSENT OF INDEPENDENT AUDITORS (EXHIBIT 23)....................................................................14

                         Report of Independent Auditors

To GenCorp Inc. as Administrator and
   GenCorp Inc. and OMNOVA Solutions Inc. as Sponsors of the Profit Sharing Retirement and Savings Plan for Salaried
   Employees of GenCorp Inc. and Certain Subsidiary Companies

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies (the "Plan") as of October 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended October 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended October 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                          Ernst & Young LLP

Sacramento, California
April 23, 2001

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                 Statements of Net Assets Available for Benefits

                                                                                           OCTOBER 31
                                                                                     2000              1999
                                                                              --------------------------------------
                                                                                     (Dollars in thousands)

Investments in Master Trust:
   Investments in securities of participating employers at fair value:
       GenCorp Inc. common stock fund                                            $       2,610     $       4,887
       OMNOVA Solutions Inc. common stock fund                                           2,022             2,917
   Investments in securities of unaffiliated issuers at fair value:
       Participation in Master Trust commingled
         funds                                                                          41,465            51,671
                                                                              --------------------------------------

Net assets available for benefits                                                $      46,097     $      59,475
                                                                              ======================================


The accompanying notes to financial statements are an integral part of these statements.

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

            Statement of Changes in Net Assets Available for Benefits

                           Year Ended October 31, 2000
                             (Dollars in thousands)

Net investment income:
   Net increase in value of Plan's interest in Master Trust                                      $          167

Benefits paid directly to participants                                                                  (13,535)
Trustee and manager fees                                                                                    (10)
                                                                                               ---------------------
Total deductions                                                                                        (13,545)
                                                                                               ---------------------
Net decrease                                                                                            (13,378)
Net assets available for benefits, beginning of year                                                     59,475
                                                                                               ---------------------

Net assets available for benefits, end of year                                                   $       46,097
                                                                                               =====================

The accompanying notes to financial statements are an integral part of these statements.

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                          Notes to Financial Statements

                                October 31, 2000


NOTE A--DESCRIPTION OF PLAN

The following description of the Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan Prospectus for a more complete description of the Plan's provisions. If there is any discrepancy between the provisions described herein or in the Prospectus or Summary Plan Description, the terms of the Plan as set forth in the Plan document shall be controlling. Copies of the Summary Plan Description and the Prospectus for the Plan are available from the Plan administrator.

GENERAL

The Plan is a defined contribution plan which, prior to September 1, 1989, was available to salaried and certain non-union hourly employees of GenCorp Inc. and certain participating companies ("GenCorp" or the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 1, 1989, the Savings and Profit Sharing Plan of RKO General, Inc., and Certain Subsidiary Companies was merged into the Plan.

Effective October 1, 1999, GenCorp Inc. spun off its Performance Chemicals and Decorative & Building Products businesses into a separate, independent public company, OMNOVA Solutions Inc. ("OMNOVA"). As a result, the Plan was amended to become a multiple employer plan whereby OMNOVA is a participating sponsor of the Plan and the employees of OMNOVA will participate in the Plan. GenCorp continues to be both administrator and sponsor of the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's allocations of Plan earnings (losses) and is charged with an allocation of certain administrative expenses (see "Plan Expenses" below). Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                    Notes to Financial Statements (continued)

NOTE A--DESCRIPTION OF PLAN (CONTINUED)

VESTING

Effective August 31, 1989, all participant and Company contributions to the Plan were discontinued in conjunction with the establishment of the GenCorp/OMNOVA Joint Retirement Savings Plan, and the Plan interests of all participants became fully vested and nonforfeitable.

PAYMENT OF BENEFITS

Distribution of the value of Plan shares to a participant who terminates or elects a voluntary withdrawal is made in accordance with the terms of the Plan.

PLAN EXPENSES

Fees and expenses are paid by GenCorp and OMNOVA, except that terminated participants pay fees at a flat annual rate of 1/10 of one percent of their Plan assets. These fees are deducted quarterly from such participants' accounts. Expenses incurred in connection with the purchase or sale of securities and expenses incurred in the preservation of the Trust Fund are paid from trust assets. All other administrative costs of the Plan are paid ratably by GenCorp and OMNOVA.

NOTE B--SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The fair value of the Plan's interest in the GenCorp Master Trust (the "Master Trust") is based on the beginning of year value of the Plan's interest in the trust plus allocated investment income less actual distributions and allocated administrative expenses. Within the Master Trust, investments in GenCorp and OMNOVA common stock are valued at the closing price of the respective common stock on the last trading day of the Plan's fiscal year. Investments in marketable equity and debt securities are valued at market as determined on the last business day of the Plan's fiscal year. Common trust funds are valued based on the quoted redemption value of units owned by the Plan at year-end. Investment contracts, which are considered fully-benefit responsive, are valued at contract value, which approximates fair value.

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                    Notes to Financial Statements (continued)

NOTE B--SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's investment managers and Trustee, who are fiduciaries of the Plan, to make estimates, assumptions and valuations that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ materially from those estimates.

RECLASSIFICATION

Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

NOTE C--NONPARTICIPANT-DIRECTED INVESTMENTS

The GenCorp Inc. and OMNOVA Solutions Inc. common stock funds contain participant account balances that are both participant-directed and nonparticipant-directed. Because the funds contain balances that are non-participant directed, the entire funds are considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                          OCTOBER 31,
                                                                     2000             1999
                                                              ------------------------------------
                                                                    (Dollars in thousands)
Net assets:
   Investments in Master Trust:
     Investments in securities of participating
        employers at fair value:
         GenCorp Inc. common stock fund                          $      2,610      $      4,887
         OMNOVA Solutions Inc. common
           stock fund                                                   2,022             2,917
                                                              ------------------------------------

Total                                                            $      4,632      $      7,804
                                                              ====================================

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                    Notes to Financial Statements (continued)

NOTE C--NONPARTICIPANT-DIRECTED INVESTMENTS (CONTINUED)

                                                                                    YEAR ENDED
                                                                                 OCTOBER 31, 2000
                                                                           -----------------------------
                                                                              (Dollars in thousands)

     Changes in net assets:

        Net decrease in value of Plan's interest in
          Master Trust                                                             $    (1,548)
        Distributions to participants                                                   (1,588)
        Net transfers to participant-directed
          investments                                                                      (36)
                                                                           -----------------------------
     Net decrease                                                                       (3,172)
     Net assets available for benefits, beginning of year                                7,804
                                                                           -----------------------------

     Net assets available for benefits, end of year                                $     4,632
                                                                           =============================

NOTE D--INVESTMENTS IN MASTER TRUST

The Master Trust is an investment trust formed for the investment of the assets of certain defined contribution plans sponsored by GenCorp and OMNOVA. As of October 31, 2000 and 1999, the Master Trust consisted of all assets (excluding participant notes receivable) of such plans and included ten investment funds, two of which were separate GenCorp Stock Funds, one each for the Plan and the GenCorp/OMNOVA Solutions Joint Retirement Savings Plan, and another two of which were separate OMNOVA Solutions Inc. Stock Funds, one each for the respective plans.

The assets of the Plan's Interest Income Fund and Diversified Equity Fund are commingled in the Master Trust with the assets of the other defined contribution plans' respective funds to create the two corresponding master investment funds, the Interest Income Fund and the Diversified Equity Fund of the Master Trust. The Plan does not participate in the Master Trust's Balanced Fund, International Equity Fund, Diversified Bond Fund or Short-Term Investment Fund.

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                    Notes to Financial Statements (continued)

NOTE D--INVESTMENTS IN MASTER TRUST (CONTINUED)

The Interest Income Fund and the Diversified Equity Fund of the Plan have an undivided interest in the commingled total assets of the corresponding Master Trust funds. Ownership is represented by units of participation. Participation by the Plan's funds in the corresponding Master Trust funds is increased or decreased by the purchase or redemption of units of participation at the unit value established at the end of the day on which the purchase or redemption of units occurred. Income and gains and losses are allocated among the Plans based on their proportionate dollar interest in the Master Trust.

Financial information for the Master Trust funds is as follows:

                                                                                 OCTOBER 31,
                                                                           2000              1999
                                                                     ------------------------------------
                                                                           (Dollars in thousands)

       STATEMENTS OF NET ASSETS
       Assets:
          Cash, cash equivalents, money market
            funds and sales pending settlement                          $     31,910     $     26,434
          U.S. Government securities                                           3,074           14,707
          Corporate debt securities                                            5,563            3,743
          Stock and bond fund investments                                    218,377          230,867
          Investment contracts (GICs)                                         66,469           77,672
          Accrued interest and dividends receivable                            1,087              935
          GenCorp common stock                                                49,189           65,142
          OMNOVA common stock                                                 28,280           38,832
                                                                     ------------------------------------
                                                                             403,949          458,332
       Less:  payables                                                          (136)            (120)
                                                                     ------------------------------------
       Total net assets                                                 $    403,813     $    458,212
                                                                     ====================================

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                    Notes to Financial Statements (continued)


NOTE D--INVESTMENTS IN MASTER TRUST (CONTINUED)

                                                                               YEAR ENDED
                                                                            OCTOBER 31, 2000
                                                                       ---------------------------
                                                                         (Dollars in thousands)

       STATEMENT OF CHANGES IN NET ASSETS
       Additions (deductions):
          Interest income                                                   $         6,381
          Dividends                                                                   2,009
          Net realized and unrealized appreciation (depreciation)                   (11,017)
          Net transfers and administrative expenses                                 (51,772)
                                                                       ---------------------------
          Net decrease                                                              (54,399)

       Net assets, beginning of year                                                458,212
                                                                       ---------------------------

       Net assets, end of year                                              $       403,813
                                                                       ===========================

Net realized and unrealized appreciation (depreciation) of investments for the Master Trust funds is as follows:

                                                                               YEAR ENDED
                                                                            OCTOBER 31, 2000
                                                                       ---------------------------
                                                                         (Dollars in thousands)
          GenCorp and OMNOVA Solutions Inc.
            common stock                                                    $       (23,870)
          U.S. government and corporate debt securities                                 827
          Stock and bond fund investments                                            12,026
                                                                       ---------------------------
          Net realized and unrealized appreciation (depreciation) of
            investments                                                     $       (11,017)
                                                                       ===========================

The aggregate of the Plan's interest in the funds equaled 11.42% and 12.82% of the total value of the Master Trust as of October 31, 2000 and 1999, respectively.

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                    Notes to Financial Statements (continued)


NOTE E--INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 7, 1997 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE F--DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (dollars in thousands):

                                                                                 OCTOBER 31,
                                                                                     2000
                                                                             ---------------------

       Net assets available for benefits per the financial statements          $       46,097
       Amounts allocated to withdrawn participants                                       (541)
                                                                             ---------------------

       Net assets available for benefits per the Form 5500                     $       45,556
                                                                             =====================

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                    Notes to Financial Statements (continued)


NOTE F--DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (CONTINUED)

The following is a reconciliation of benefits paid to participants per the attached financial statements to the Form 5500:

                                                                                  YEAR ENDED
                                                                                  OCTOBER 31,
                                                                                     2000
                                                                             ---------------------

       Benefits paid to participants per the financial statements              $       13,535
       Add: Amounts allocated on the Form 5500 to withdrawn participants as
          of October 31, 2000                                                             541
                                                                             ---------------------

       Benefits paid to participants per the Form 5500                         $       14,076
                                                                             =====================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

NOTE G--SUBSEQUENT EVENTS

Effective December 1, 2000, the account balances of former GenCorp employee participants (excluding OMNOVA employee participants) who were receiving annuity payments from the Plan, were spun-off and transferred to the GenCorp Consolidated Pension Plan. The account balances were valued as of the close of business on November 30, 2000 and totaled $7,410,986.

Effective December 1, 2000, the account balances of former employees of current business locations of OMNOVA who were currently receiving annuity payments from the Plan, were spun-off and transferred to the Pension Plan for Salaried Employees of OMNOVA Solutions Inc. The account balances were valued as of the close of business on November 30, 2000 and totaled $510,079.

Effective December 1, 2000, the account balances of all participants who were current employees of OMNOVA or former employees of current OMNOVA business locations, and who were not currently receiving annuity payments from the Plan, were spun-off and transferred to the OMNOVA Solutions Retirement Savings Plan. The account balances were valued as of the close of business on November 30, 2000 and totaled $9,442,020.

             Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies

                    Notes to Financial Statements (continued)

NOTE G--SUBSEQUENT EVENTS (CONTINUED)

Effective December 1, 2000, subsequent to the transfers described in the three preceding paragraphs, the Plan was merged with the GenCorp Retirement Savings Plan. Account balances were valued as of the close of business on November 30, 2000 and totaled $24,117,140.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, GenCorp Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            PROFIT SHARING RETIREMENT AND
                                            SAVINGS PLAN FOR SALARIED
                                            EMPLOYEES OF GENCORP INC. AND
                                            CERTAIN SUBSIDIARY COMPANIES




                                            By /s/ Michael F. Martin
                                               -----------------------------
                                               Michael F. Martin
                                               Vice President and Controller

Date: April 27, 2001



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